UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*
HAMPTON ROADS BANKSHARES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
409321106
(CUSIP Number)
Jeffrey Ferguson
The Carlyle Group
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, D.C. 20004-2505
(202) 729-5626
Copy to:
Maripat Alpuche, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 30, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: DBD Cayman, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		164,956,965(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

164,956,965(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,956,965(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.09%(2)

14	TYPE OF REPORTING PERSON

OO (Cayman Islands exempted company)
(1)  Does not include 7,846,852 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2)  The percentage calculation is based on 684,684,995 shares of Common Stock, which includes (a) 587,500,000 shares of Common Stock issued on September 30, 2010 as reported in the Issuer’s 8-K filed on October 5, 2010, (b) 22,153,445 shares of Common Stock outstanding as of August 9, 2010 as reported in the Issuer’s Definitive Proxy Statement filed on August 30, 2010, (c) 52,225,550 shares of Common Stock issued to the U.S. Department of Treasury on September 30, 2010 as reported in the Issuer’s 8-K filed on October 5, 2010, (d) 21,906,000 shares of Common Stock issued to holders who tendered Series A and Series B preferred stock as reported in the Issuer’s Amendment No. 2 to Schedule TO filed on October 1, 2010 and (e) 900,000 shares of Common Stock issued to the remaining holders of Series A and Series B preferred stock pursuant to certain conversion rights as reported in the Issuer’s 8-K filed on October 5, 2010.

1	NAME OF REPORTING PERSON: TCG Holdings Cayman II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		164,956,965(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

164,956,965(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,956,965(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.09%(2)

14	TYPE OF REPORTING PERSON

PN (Cayman Islands exempted limited partnership)
(1)  Does not include 7,846,852 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2)  The percentage calculation is based on 684,684,995 shares of Common Stock, which includes (a) 587,500,000 shares of Common Stock issued on September 30, 2010 as reported in the Issuer’s 8-K filed on October 5, 2010, (b) 22,153,445 shares of Common Stock outstanding as of August 9, 2010 as reported in the Issuer’s Definitive Proxy Statement filed on August 30, 2010, (c) 52,225,550 shares of Common Stock issued to the U.S. Department of Treasury on September 30, 2010 as reported in the Issuer’s 8-K filed on October 5, 2010, (d) 21,906,000 shares of Common Stock issued to holders who tendered Series A and Series B preferred stock as reported in the Issuer’s Amendment No. 2 to Schedule TO filed on October 1, 2010 and (e) 900,000 shares of Common Stock issued to the remaining holders of Series A and Series B preferred stock pursuant to certain conversion rights as reported in the Issuer’s 8-K filed on October 5, 2010.

1	NAME OF REPORTING PERSON: TC Group Cayman Investment Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		164,956,965(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

164,956,965(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,956,965(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.09%(2)

14	TYPE OF REPORTING PERSON

PN (Cayman Islands exempted limited partnership)
(1)  Does not include 7,846,852 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2)  The percentage calculation is based on 684,684,995 shares of Common Stock, which includes (a) 587,500,000 shares of Common Stock issued on September 30, 2010 as reported in the Issuer’s 8-K filed on October 5, 2010, (b) 22,153,445 shares of Common Stock outstanding as of August 9, 2010 as reported in the Issuer’s Definitive Proxy Statement filed on August 30, 2010, (c) 52,225,550 shares of Common Stock issued to the U.S. Department of Treasury on September 30, 2010 as reported in the Issuer’s 8-K filed on October 5, 2010, (d) 21,906,000 shares of Common Stock issued to holders who tendered Series A and Series B preferred stock as reported in the Issuer’s Amendment No. 2 to Schedule TO filed on October 1, 2010 and (e) 900,000 shares of Common Stock issued to the remaining holders of Series A and Series B preferred stock pursuant to certain conversion rights as reported in the Issuer’s 8-K filed on October 5, 2010.

1	NAME OF REPORTING PERSON: Carlyle Financial Services, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		164,956,965(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

164,956,965(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,956,965(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.09%(2)

14	TYPE OF REPORTING PERSON

OO (Cayman Islands exempted company)
(1)  Does not include 7,846,852 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2)  The percentage calculation is based on 684,684,995 shares of Common Stock, which includes (a) 587,500,000 shares of Common Stock issued on September 30, 2010 as reported in the Issuer’s 8-K filed on October 5, 2010, (b) 22,153,445 shares of Common Stock outstanding as of August 9, 2010 as reported in the Issuer’s Definitive Proxy Statement filed on August 30, 2010, (c) 52,225,550 shares of Common Stock issued to the U.S. Department of Treasury on September 30, 2010 as reported in the Issuer’s 8-K filed on October 5, 2010, (d) 21,906,000 shares of Common Stock issued to holders who tendered Series A and Series B preferred stock as reported in the Issuer’s Amendment No. 2 to Schedule TO filed on October 1, 2010 and (e) 900,000 shares of Common Stock issued to the remaining holders of Series A and Series B preferred stock pursuant to certain conversion rights as reported in the Issuer’s 8-K filed on October 5, 2010.

1	NAME OF REPORTING PERSON: TCG Financial Services, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		164,956,965(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

164,956,965(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,956,965(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.09%(2)

14	TYPE OF REPORTING PERSON

PN (Cayman Islands exempted limited partnership)
(1)  Does not include 7,846,852 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2)  The percentage calculation is based on 684,684,995 shares of Common Stock, which includes (a) 587,500,000 shares of Common Stock issued on September 30, 2010 as reported in the Issuer’s 8-K filed on October 5, 2010, (b) 22,153,445 shares of Common Stock outstanding as of August 9, 2010 as reported in the Issuer’s Definitive Proxy Statement filed on August 30, 2010, (c) 52,225,550 shares of Common Stock issued to the U.S. Department of Treasury on September 30, 2010 as reported in the Issuer’s 8-K filed on October 5, 2010, (d) 21,906,000 shares of Common Stock issued to holders who tendered Series A and Series B preferred stock as reported in the Issuer’s Amendment No. 2 to Schedule TO filed on October 1, 2010 and (e) 900,000 shares of Common Stock issued to the remaining holders of Series A and Series B preferred stock pursuant to certain conversion rights as reported in the Issuer’s 8-K filed on October 5, 2010.

1	NAME OF REPORTING PERSON: Carlyle Financial Services Harbor, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		164,956,965(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

164,956,965(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,956,965(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.09%(2)

14	TYPE OF REPORTING PERSON

PN
(1)  Does not include 7,846,852 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2)  The percentage calculation is based on 684,684,995 shares of Common Stock, which includes (a) 587,500,000 shares of Common Stock issued on September 30, 2010 as reported in the Issuer’s 8-K filed on October 5, 2010, (b) 22,153,445 shares of Common Stock outstanding as of August 9, 2010 as reported in the Issuer’s Definitive Proxy Statement filed on August 30, 2010, (c) 52,225,550 shares of Common Stock issued to the U.S. Department of Treasury on September 30, 2010 as reported in the Issuer’s 8-K filed on October 5, 2010, (d) 21,906,000 shares of Common Stock issued to holders who tendered Series A and Series B preferred stock as reported in the Issuer’s Amendment No. 2 to Schedule TO filed on October 1, 2010 and (e) 900,000 shares of Common Stock issued to the remaining holders of Series A and Series B preferred stock pursuant to certain conversion rights as reported in the Issuer’s 8-K filed on October 5, 2010.

Item 1.	Security and Issuer
          This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Hampton Roads Bankshares, Inc., a Virginia corporation (the “Issuer”). The principal executive office of the Issuer is located at 999 Waterside Dr., Suite 200, Norfolk, Virginia 23510.

Item 2.	Identity and Background
          (a) – (f)
          This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) DBD Cayman, Ltd., a Cayman Islands exempted company, (ii) TCG Holdings Cayman II, L.P., a Cayman Islands exempted limited partnership, (iii) TC Group Cayman Investment Holdings, L.P., a Cayman Islands exempted limited partnership, (iv) Carlyle Financial Services, Ltd., a Cayman Islands exempted company, (v) TCG Financial Services, L.P., a Cayman Islands exempted limited partnership, and (vi) Carlyle Financial Services Harbor, L.P., a Delaware limited partnership. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1.
          DBD Cayman, Ltd. is the general partner of TCG Holdings Cayman II, L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of Carlyle Financial Services Harbor, L.P. The shares of Common Stock reported in this Schedule 13D are held directly by Carlyle Financial Services Harbor, L.P. Each of DBD Cayman, Ltd., TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., Carlyle Financial Services, Ltd. and TCG Financial Services, L.P. disclaims beneficial ownership of such shares.
          William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are the Class A members as well as the directors of DBD Cayman, Ltd. and, in such capacities, may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by DBD Cayman, Ltd. The Class A members control DBD Cayman, Ltd. based on a majority vote. Such individuals, in their capacities as Class A members and as directors, expressly disclaim any such beneficial ownership. Each of these directors is a citizen of the United States. William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Walkers SPV Limited are the executive officers of DBD Cayman, Ltd. Each of these executive officers is a citizen of the United States, except that Walkers SPV Limited is a Cayman Islands exempted company.
          William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Peter Nachtwey are the directors of Carlyle Financial Services, Ltd. and, in such capacity, may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Carlyle Financial Services, Ltd. Such individuals, in their capacities as directors, expressly disclaim any such beneficial ownership. Each of these directors is a citizen of the United States. The executive officers of Carlyle Financial Services, Ltd. are Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein, Jeffrey Ferguson, Curt Buser, P. Olivier Sarkozy, James Burr, Randal K. Quarles and John C. Redett. Each of these officers is a citizen of the United States.

          William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Peter Nachtwey, Jeffrey Ferguson, Curt Buser, P. Olivier Sarkozy, James Burr, Randal K. Quarles, John C. Redett and Walkers SPV Limited are collectively referred to as the “Related Persons”.
          The business address of each of the Reporting Persons and the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505, except that the business address of Walkers SPV Limited is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.
          The Reporting Persons are principally engaged in the business of investments in securities.
          To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons nor the Related Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons nor the Related Persons has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
          Pursuant to the Second Amended and Restated Investment Agreement, dated as of August 11, 2010 (the “Investment Agreement”), by and among the Issuer, Carlyle Financial Services Harbor, L.P. (“Carlyle”) (pursuant to an assignment by Carlyle Global Financial Services Partners, L.P. to Carlyle Financial Services Harbor, L.P. ) and ACMO-HR, L.L.C. (“Anchorage”), on September 30, 2010, Carlyle acquired, for an aggregate purchase price of $65,982,786.00 (the “Purchase Price”), 164,956,965 shares of Common Stock.
     The Purchase Price was funded by capital contributions by the partners of Carlyle Financial Services Harbor, L.P.
     In connection with the transactions contemplated by the Investment Agreement, on September 30, 2010, the Issuer granted to Carlyle Investment Management L.L.C. a warrant (the “Warrant” and, together with the Common Stock, the “Securities”) to acquire 7,846,852 shares of Common Stock (subject to certain adjustments) at an initial exercise price of $0.40 per share (the number of shares and the exercise price each subject to anti-dilution adjustments). The managing member of Carlyle Investment Management L.L.C. is TC Group, L.L.C., and the managing member of TC Group, L.L.C. is TCG Holdings, L.L.C. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are the managing members of TCG Holdings, L.L.C., which is controlled based on a majority vote.
     The foregoing references to and description of the Investment Agreement and the Warrant do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement and the Warrant, which are included as Exhibits 2 and 3 hereto and are incorporated by reference to this Item 3.

Item 4.	Purpose of Transaction
          The information set forth in Items 3 and 6 is incorporated herein by reference.
          Carlyle acquired the Common Stock described in Item 3 (the “Investment”) for investment purposes. The Investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.
          Subject to the limitations imposed by the Investment Agreement and applicable federal and state securities laws, the Reporting Persons may seek to dispose of the Common Stock (including, without limitation, distributing some or all of the Common Stock to the Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations. To the extent permitted by the Investment Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.
          To the extent permitted under the Investment Agreement, the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.
          Pursuant to the terms of the Investment Agreement, Carlyle shall be able to designate an individual to serve as Carlyle’s representative on the board of directors of the Issuer (the “Board of Directors”) as well as on the boards of directors of the following subsidiaries of the Issuer: The Bank of Hampton Roads and Shore Bank (the “Bank Boards”). In connection therewith, Randal K. Quarles was appointed as Carlyle’s representative to the Board of Directors. Carlyle will be entitled to maintain a representative on the Board of Directors and the Bank Boards for so long as Carlyle and its affiliates own in the aggregate 20% or more of the number of shares of Common Stock purchased by Anchorage pursuant to the Investment Agreement (subject to certain adjustments) (the “Ownership Threshold”). The Board of Directors and the Bank Boards shall cause the Carlyle representative to be appointed to the committees of the Board of Directors and the Bank Boards, as applicable, identified by Carlyle so long as such representative qualifies to serve on such committees. Subject to the Ownership Threshold, Carlyle shall also be entitled to designate one nonvoting board observer to attend meetings of the Board of Directors, including any meeting of committees which the Carlyle representative is a member.
          The foregoing references to and description of the Investment Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement, which is incorporated by reference to this Item 4.

          Other than as described in this Item 4, each of the Reporting Persons and, to the knowledge of each of the Reporting Persons, each of the Related Persons have no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interests in Securities of the Issuer
          The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.
          (a) and (b)

			Sole Power		Sole Power to
	Amount		to Vote or	Shared Power	Dispose or to	Shared Power to
	Beneficially	Percent of	Direct the	to Vote or	Direct the	Dispose or Direct
Reporting Person	Owned	Class	Vote	Direct the Vote	Disposition	the Disposition
DBD Cayman, Ltd.	164,956,965	24.09%	0	164,956,965	0	164,956,965
TCG Holdings Cayman II, L.P.	164,956,965	24.09%	0	164,956,965	0	164,956,965
TC Group Cayman Investment Holdings, L.P.	164,956,965	24.09%	0	164,956,965	0	164,956,965
Carlyle Financial Services, Ltd.	164,956,965	24.09%	0	164,956,965	0	164,956,965
TCG Financial Services, L.P.	164,956,965	24.09%	0	164,956,965	0	164,956,965
Carlyle Financial Services Harbor, L.P.	164,956,965	24.09%	0	164,956,965	0	164,956,965
          The percentage calculation is based on 684,684,995 shares of Common Stock, which includes (a) 587,500,000 shares of Common Stock issued on September 30, 2010 as reported in the Issuer’s 8-K filed on October 5, 2010, (b) 22,153,445 shares of Common Stock outstanding as of August 9, 2010 as reported in the Issuer’s Definitive Proxy Statement filed on August 30, 2010, (c) 52,225,550 shares of Common Stock issued to the U.S. Department of Treasury on September 30, 2010 as reported in the Issuer’s 8-K filed on October 5, 2010, (d) 21,906,000 shares of Common Stock issued to holders who tendered Series A and Series B preferred stock as reported in the Issuer’s Amendment No. 2 to Schedule TO filed on October 1, 2010 and (e) 900,000 shares of Common Stock issued to the remaining holders of Series A and Series B preferred stock pursuant to certain conversion rights as reported in the Issuer’s 8-K filed on October 5, 2010. As further described under “Closings” in Item 6, at the second closing, Carlyle has agreed to, subject to the terms and conditions of the Investment Agreement, purchase $7 million of additional shares of Common Stock.
          DBD Cayman, Ltd. is the general partner of TCG Holdings Cayman II, L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of Carlyle Financial Services Harbor, L.P. The shares of Common Stock reported in this Schedule 13D are held directly by Carlyle Financial Services Harbor, L.P. Each of DBD Cayman, Ltd., TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., Carlyle Financial Services, Ltd. and TCG Financial Services, L.P. disclaims beneficial ownership of such shares.
          DBD Cayman, Ltd. is controlled by its three-person board of directors, and all board action relating to the voting or disposition of the shares of Common Stock referred to herein requires the approval of a majority of the board. The members of the board are William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, each of whom disclaims beneficial ownership of the shares of Common Stock referred to herein. Carlyle Financial Services, Ltd. is controlled by its four-person board of directors, and all board action relating to the voting or disposition of the shares of Common Stock referred to herein requires the approval of a majority of the board. The members of the board are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Peter Nachtwey, each of whom disclaims beneficial ownership of the shares of Common Stock referred to herein.
          (c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving the securities of the Issuer.
          (d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.
          (e) Not applicable.

Item 6.	Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
          The information set forth in Items 2, 3, 4 and 5 is incorporated herein by reference.
Investment Agreement
          The Investment Agreement includes, among other provisions, the following terms:
               Representations and Warranties. Customary representations and warranties were made by the Issuer to Carlyle relating to the Issuer, its business and the issuance of the Securities. The Issuer agreed to indemnify Carlyle for breaches of its representations and warranties in certain circumstances.
               Board Representation. Carlyle shall be able to designate an individual to serve as Carlyle’s representative on the Board of Directors as well as on the Bank Boards. In connection therewith, Randal K. Quarles was appointed as Carlyle’s representative to the Board of Directors. Carlyle will be entitled to maintain a representative on the Board of Directors and the Bank Boards for so long as Carlyle satisfies the Ownership Threshold. The Board of Directors and the Bank Boards shall cause the Carlyle representative to be appointed to the committees of the Board of Directors and the Bank Boards, as applicable, identified by Carlyle so long as such representative qualifies to serve on such committees. Subject to the Ownership Threshold, Carlyle shall also be entitled to designate one nonvoting board observer, reasonably acceptable to the Board of Directors, to attend meetings of the Board of Directors, including any meeting of committees which the Carlyle representative is a member.
               Avoidance of Control. Neither the Company nor any of its subsidiaries shall take any action that would cause Carlyle’s ownership of voting securities of the Issuer and its affiliates (as such term is used under the Bank Holding Company Act of 1956, as amended (the “BHC Act”)) to increase above 24.9% without the prior written consent of Carlyle, or to increase to an amount that would constitute “control” under the BHC Act, or otherwise cause Carlyle to “control” the Issuer under and for purposes of the BHC Act. Carlyle (together with its affiliates (as such term is used under the BHC Act)) shall not have the ability to exercise any voting rights of any securities in excess of 24.9% of the total outstanding voting securities of the Issuer.
               Registration Rights. The Issuer has granted Carlyle customary registration rights, including “shelf” registration rights, demand registration rights and “piggy-back” registration rights with respect to the Securities acquired by Carlyle in connection with the Investment Agreement. Pursuant to such registration rights, the Issuer has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering the resale of the Securities (or, if permitted by securities laws, otherwise designate an existing shelf registration statement to cover the resale of the Securities) by October 15, 2010.
               Preemptive Rights. Subject to the Ownership Threshold, if the Issuer at any time makes any public or non-public offering or sale of any equity (including Common Stock, preferred stock and restricted stock), or any securities, options or debt that is convertible or exchangeable into equity or that include an equity component (any such security, a “New Security”) (other than the issuance and sale of securities (i) in connection with the Rights Offering and the second closing under the Investment Agreement, (ii) to employees, officers, directors or consultants of the Issuer pursuant to employee benefit plans or compensatory arrangements approved by the Board of Directors, (iii) as consideration in connection with any bona fide, arm’s-length direct or indirect merger, acquisition or similar transaction, or (iv) with respect to securities issued pursuant to the Troubled Assets Relief Program or any similar United States government program), Carlyle shall first be afforded the opportunity to acquire from the Issuer for the same price (net of any underwriting discounts or sales commissions) and on the same terms (except that, to the extent permitted by law and the Articles of Incorporation and By-Laws of the Issuer, Carlyle may elect to receive such securities in nonvoting form, convertible into voting securities in a widely dispersed offering) as such securities are proposed to be offered to others, up to the amount of such New Securities to be offered in the aggregate required to enable Carlyle to maintain its proportionate Common Stock-equivalent interest in the Issuer immediately prior to any such issuance of New Securities. Notwithstanding the foregoing, in no event shall Carlyle have the right to purchase New Securities to the extent that such purchase would result in Carlyle exceeding the ownership limitations set forth under “Avoidance of Control” above.
               Rights Offering. As promptly as practicable following September 30, 2010, the Issuer will commence a rights offering (the “Rights Offering”) providing common stockholders of record as of September 29, 2010 with non-transferable rights to purchase from the Issuer shares of Common Stock at a per share price of $0.40; provided that no such holder may exceed 4.9% beneficial ownership of the Issuer’s equity securities. The Rights Offering will provide for the purchase of not less than $20 million and up to $40 million of Common Stock, as determined by the Issuer. In the event the Issuer does not sell at least $20 million of Common Stock pursuant to the Rights Offering, CapGen (as defined below) has agreed to purchase that number of shares of Common Stock in an aggregate dollar amount equal to $20 million less the dollar amount of shares of Common Stock purchased by existing common stockholders. Subject to CapGen purchasing those remaining shares (if necessary) and to the extent the Issuer determines to offer more than $20 million of Common Stock in the Rights Offering (but in no event more than $40 million of Common Stock), the Investors (as defined below) have agreed to purchase on a pro rata basis any of such additional shares so offered that are not purchased by the existing common stockholders (subject to ownership limitations imposed by applicable bank regulatory limitations and as described under “Avoidance of Control” above).
          Closings. The first closing under the Investment Agreement was consummated in conjunction with (i) sale transactions by the Issuer pursuant to an investment agreement with CapGen Capital Group VI, LP (“CapGen”) and a securities purchase agreement with certain other investors (together with CapGen, Carlyle and Anchorage, the “Investors”), providing, together with the transactions under the Investment Agreement, for the sale of newly issued shares of Common Stock in an aggregate amount equal to $235 million, and (ii) exchange transactions whereby the Issuer issued shares of Common Stock to the United States Department of Treasury in exchange for shares of the Issuer’s Series C preferred stock and to shareholders who tendered outstanding shares of the Issuer’s Series A or Series B preferred stock (with all remaining shares of Series A and Series B preferred stock being converted into shares of Common Stock). The second closing under the Investment Agreement will occur simultaneously with the closing of the Rights Offering. At the second closing, Carlyle has agreed to, subject to the terms and conditions of the Investment Agreement, purchase $7 million of additional shares of Common Stock and certain of the other Investors have also agreed to purchase additional shares of Common Stock. Assuming the fulfillment of all conditions to, and the occurrence of, the second closing, the aggregate dollar amount of shares of Common Stock issued pursuant to the first closing and the second closing (but excluding any proceeds to be received pursuant to the transactions described under “Rights Offering” above) will equal $255 million.
Description of the Warrant
          In connection with the transactions contemplated by the Investment Agreement, the Issuer granted to Carlyle Investment Management L.L.C. the Warrant, which, subject to the terms and conditions thereof, are exercisable to acquire shares of Common Stock. The following is a summary of certain terms and conditions of the Warrant.
          Exercise of Warrant. The Warrant entitles the holder thereof to, upon exercise of the Warrant in the manner described below, acquire a total of 7,846,852 shares of Common Stock. The Warrant shall become exercisable by the holder thereof to purchase shares of Common Stock at any time, in whole or in part, until the tenth anniversary of the issuance of the Warrant, subject to the following conditions and limitations: the Warrant shall only be exercisable upon or after the earlier of (i) the written stay, modification, termination or suspension by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of Richmond (the “Federal Reserve) or its delegee and the Virginia Bureau of Financial Institutions (the “BFI”) of the Written Agreement dated as of June 17, 2010 by the Issuer with the Federal Reserve and the BFI and (ii) the occurrence of a Sale Event (as defined in the Warrant).
          Exercise Price of Warrants. The exercise price of the Warrant is $0.40 per share of Common Stock, subject to anti-dilution adjustments.
          Anti-Dilution Provisions. The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrant shall be subject to customary anti-dilution adjustments.
          Adjustments. The number of shares of Common Stock to be issued upon exercise of the Warrant shall be deemed automatically increased by the number of shares, if any, by which 1% of the shares of Common Stock outstanding immediately after giving effect to the second closing under the Investment Agreement (and all other transactions occurring prior to or simultaneously therewith) exceeds 7,846,852 shares of Common Stock.
          The foregoing references to and description of the Investment Agreement and the Warrant do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement and the Warrant, which are included as Exhibits 2 and 3 hereto and are incorporated by reference to this Item 6.
Passivity Commitments
          In connection with the Investment Agreement, Carlyle made certain commitments to the Board of Governors of the Federal Reserve System to ensure that Carlyle will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Issuer or any of its subsidiaries for purposes of the BHC Act.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated October 12, 2010, by and among DBD Cayman, Ltd, TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P. and Carlyle Financial Services Harbor, L.P.

Exhibit 2	Second Amended and Restated Investment Agreement, dated as of August 11, 2010, by and among Hampton Roads Bankshares, Inc., Carlyle Global Financial Services Partners, L.P. and ACMO-HR, L.L.C.

Exhibit 3	Warrant issued to Carlyle Investment Management L.L.C. on September 30, 2010

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 12, 2010

DBD CAYMAN, LTD.
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

TCG HOLDINGS CAYMAN II, L.P.

By:	DBD CAYMAN, LTD., its general partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.

By:	TCG HOLDINGS CAYMAN II, L.P., its general partner

By:	DBD CAYMAN, LTD., its general partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

CARLYLE FINANCIAL SERVICES, LTD.
By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

TCG FINANCIAL SERVICES, L.P.

By:	CARLYLE FINANCIAL SERVICES, LTD., its general partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

CARLYLE FINANCIAL SERVICES HARBOR, L.P.

By:	TCG FINANCIAL SERVICES, L.P., its general partner

By:	CARLYLE FINANCIAL SERVICES, LTD., its general partner

By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Director

EXHIBIT INDEX

Exhibit	Title
Exhibit 1	Joint Filing Agreement, dated October 12, 2010, by and among DBD Cayman, Ltd, TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P. and Carlyle Financial Services Harbor, L.P.

Exhibit 2	Second Amended and Restated Investment Agreement, dated as of August 11, 2010, by and among Hampton Roads Bankshares, Inc., Carlyle Global Financial Services Partners, L.P. and ACMO-HR, L.L.C.

Exhibit 3	Warrant issued to Carlyle Investment Management L.L.C. on September 30, 2010